Exhibit 2.1

EXPLORATION AND DEVELOPMENT AGREEMENT
WINDSOR PROJECT
NORTH DAKOTA and MONTANA

This Exploration and Development Agreement (this “Agreement”), dated effective as of the 1st day of April 2009 (the "Effective Date"), is by and between Slawson Exploration Company, Inc., a Kansas corporation, whose principal place of business is 727 North Waco, Suite 400, Wichita, Kansas, 67203 (hereafter “SECI”), and Northern Oil and Gas, Inc., a Nevada corporation, whose principal place of business is 315 Manitoba Avenue, Suite 200, Wayzata, Minnesota 55391 (hereafter “Participant”).

Whereas, SECI has acquired an interest in certain oil and gas leases, lands and wells located in various counties in North Dakota and Richland County, Montana, as described on Exhibits “A1” and “A2”, attached hereto, as may be subsequently amended to reflect the exact acreage acquired in the Windsor Project.  These leases, lands and wells, INSOFAR AND ONLY INSOFAR as such interests were acquired by SECI from Windsor Bakken, LLC, Windsor Dakota, LLC, Windsor Energy Group, LLC and/or Gulfport Energy Corporation pursuant to that certain Purchase and Sale Agreement dated effective April 1, 2009, are hereafter referred to as the “Windsor Project”.  Nothing herein shall impose any obligation on Participant or otherwise limit Participant’s rights in any way with respect to any interest in any oil and gas leases, lands or wells located in the various counties described on Exhibits “A1” and “A2” attached hereto, as may be subsequently amended, to the extent that such interest was acquired by Participant other than pursuant to this Agreement.

Whereas, Participant wishes to participate with SECI in the evaluation, drilling, and development of the Windsor Project pursuant to the provisions of this Agreement.

Now therefore, the parties hereto, for the mutual promises contained herein and other good and valuable consideration, the sufficiency of which is hereby acknowledged, do hereby contract and agree as follows:
1.
Participation Interest:  By execution of this Agreement, Participant agrees to acquire, and SECI agrees to sell and assign to Participant, an undivided share of the Windsor Project of i) thirteen and fifty-eight one-hundredths percent (13.58%) of the interest in the oil and gas leases and contractual rights limited to the wellbores shown in Exhibit “A1“ and ii) four and five one-hundredths percent (4.5%) of the interest in the oil and gas leases and contractual rights shown in Exhibit “A2“, the interests so acquired being referred to herein individually and collectively as “Participation Interest” . For the purposes of this Agreement, Participant’s Participation Interest shall be calculated based on the specific leases, or portions thereof, listed in the respective Exhibits.   Participant agrees to participate with its Participation Interest in the exploration and development of the Windsor Project and agrees to pay its Participation Interest share of all costs incurred with respect to the Windsor Project pursuant to the terms set out herein.  Participant agrees that any interest acquired in the Windsor Project by Participant shall be specifically subject to the terms of this Agreement, the leases, options, and other agreements affecting the interests acquired hereunder.

2.
Initial Payment:  Upon closing with Windsor, Participant shall remit to SECI the sum of $7,300,000.[00], less deposit of $3,250,000.[00] previously made by Participant, which represents Participant’s full share of the purchase price for the Windsor Project for the interests acquired by Participant hereunder.

3.	Project Costs:

a.
Land and Lease costs.  Participant agrees to pay four and five one-hundredths percent (4.5%) of the actual leasehold costs attributable to the Windsor Project incurred or booked subsequent to April 1, 2009, including the third party cost of due diligence conducted for the acquisition of the Windsor Project, as set forth on SECI’s invoices.

Invoices for land and leasehold costs shall be payable within fifteen (15) days of receipt of invoices.

b.
Other Costs.  As to all other costs, Participant shall pay, on an at cost basis, its applicable Participation Interest share of all other third party costs attributable to the Windsor Project, or chargeable under the applicable Joint Operating Agreement to operations within the Windsor Project in which Participant elects to participate pursuant to the provisions of this Agreement, or in which Participant is obligated to participate by the execution of this Agreement.

4.
Advance Billing:  As to all Windsor Project costs, SECI may invoice Participant for Participant’s share of the costs projected to be incurred in the Windsor Project in the succeeding thirty (30) days, and Participant agrees to remit the amount invoiced within fifteen (15) days of receipt of such invoice.

5.
Funding Obligation – Well Costs:  As to all future wells drilled in the Windsor Project in which Participant elects to participate, Participant agrees to pay its applicable Participation Interest share of completed well costs or through a frac, whichever is the latter, which costs shall also include surface restoration.  Payment for the estimated cost of drilling and completion shall be made by Participant to SECI within fifteen (15) days of receipt of such notice (invoice) or ten (10) days following the actual spud date of a well, whichever is the later, to assure prompt payment of the drilling contractor.  Failure to timely make such payment or to make payment within five (5) days following receipt of written notice of failure to make such payment shall constitute, at the SECI’s election, an election by Participant not to participate in the well.  SECI, at its option, may either declare Participant to be a non-participating party in the well or require payment of the amount due from Participant based upon their election on the well previously made.

As to all future wells drilled in the Windsor Project in which Participant elects to participate, Participant agrees to assume its applicable Participation Interest share of all non-participatory working interest (non-consent interest) acquired from any third party where such interest is required to arrive at 100% of the drillsite spacing unit working interest.

6.
Participation in Extensions and Renewals: Participant shall be entitled to participate in future drilling hereunder with its applicable Participation Interest share of the leases acquired hereunder.  Additionally, Participant will be entitled to participate for its applicable Participation Interest share of any lease extension, renewal or replacement of any lease or portion thereof listed on Exhibits “A1” or “A2”.  The provisions of this paragraph 6 do not apply to any options to lease or top leases of any lease listed in Exhibit “A1” or “A2” which option or top lease is owned by SECI or Lario Oil & Gas Company as of the Effective Date.  Participant will have twenty (20) days from receipt of a notice to acquire a lease extension, renewal or replacement lease to either participate or not participate in the acquisition as to its applicable Participation Interest share. Failure to make a written election within twenty (20) days and remit payment therefor, shall be deemed an election to not participate in the acquisition.  If Participant elects not to participate or is deemed not to have participated in any such extension, renewal or replacement lease, then Participant’s share of such lease shall be retained by SECI with no obligation due Participant for such interest.

7.
Drilling Proposals/Operations:  SECI will generally be responsible for initiating well proposals.  If, however, SECI receives a well recommendation from Participant relative to a proposed location and SECI does not initiate a well proposal comparable to that received from Participant for circulation to all owners within sixty (60) days of receipt of Participant’s drilling recommendation, then Participant may initiate a proposal relative to such proposed site.

A well shall be proposed by mailing to all potential working interest owners a proposal identifying the location of the well to be drilled, the estimated spud date, the objective(s) to be tested, the geological and/or geophysical basis for the proposed well, and an Authority for Expenditure (“AFE”).  Parties receiving this well proposal will have twenty (20) days from the date of receipt to elect to either i) participate as to their working interest in the proposed drilling venture, or ii) elect not to participate in the proposed drilling venture.  Elections shall be made in writing to the party proposing the well.  Failure to timely elect shall be deemed to constitute an election not to participate in the proposed drilling venture.   If participant elects not to participate in the proposed drilling venture, Participant shall forfeit all rights in the Windsor Project that lie within i) the applicable spacing unit and ii) all sections cornering or adjoining the spacing unit, and shall reassign to the participating party, all such Windsor Project leasehold working interest which it owns in the spacing unit plus all sections cornering or adjoining the spacing unit at no cost to the participating party.  Any such reassignment shall exclude any and all acreage located within the boundary of an existing spacing unit in which a producing or drilling well is located or in which a well has been proposed hereunder and in which Participant has elected to participate.  Notwithstanding the foregoing, however, in order for any such forfeiture to occur and be binding on the non-participating Participant, the participating party must commence, or cause to be commenced and pursue with due diligence the operation set out in proposal within a period of ninety (90) days after the date of the expiration of the election period.

The parties hereto agree that at any given time, there shall be no more than 4 active drilling wells initiated by either party hereto, within the Windsor Project, unless the parties agree otherwise.  Exceptions will be allowed for obligatory wells required to be drilled to fulfill contractual obligations or lease expirations when such leases cannot be extended on reasonable terms.  Well proposals shall be considered in the order of proposal unless the Parties agree otherwise.

SECI will be the operator of the Windsor Project, including drilling and production phases of operations conducted hereunder, and may not assign its responsibilities as operator of the Windsor Project to any other party without Participant’s prior written consent.  Except for funding requirements, participation elections and penalties detailed in the prior paragraphs, all operations in the Windsor Project not currently subject to an existing Joint Operating Agreement, ("JOA"), shall be governed by a JOA prepared in the same format as Exhibit “B” attached hereto, with the contract area being the spacing unit in which the well is drilled.  Insofar as it pertains to the parties hereto, in the event of a conflict between the terms of this Agreement and any applicable JOA, the terms of this Agreement shall prevail.  In the event third party working interest owners exist in a proposed spacing unit for a well drilled pursuant to the terms hereof, Participant shall nominate SECI as operator for the spacing unit.

8.
Net Revenue Interest:  Participant’s interest acquired hereunder shall be subject to a two percent (2%) overriding royalty interest retained by SECI as follows, which overriding royalty interest shall be equal to two percent (2%) of all (i.e., 100%) mineral, oil and gas rights relating to any property in the Windsor Project and shall be proportionately reduced in all instances where the owners of the Windsor Project collectively own less than one hundred percent (100%) of the mineral, oil and gas rights relating to a property in the Windsor Project:

i)
As to all leasehold listed on Exhibit “A1” hereto, less and except those specific wellbores identified thereon.  (It is the intent of the parties hereto that no additional overriding royalty interest will be reserved as to any wellbore existing on the effective date hereof.)

ii)	As to all leasehold listed on Exhibit “A2” hereto.

The two percent (2%) overriding royalty assignment shall be immediately recorded in the county records of the counties in which the leases are located.

Notwithstanding the foregoing, as to any lease on which SECI retains or has the right to retain an overriding royalty interest, Participant shall not receive a delivered net revenue of less than 78% unless the delivered net revenue received by SECI is less than 78%, in which case the leasehold will be assigned to Participant at the same delivered net revenue received by SECI.  Any corrections of assignments of overriding royalty shall be recorded by SECI upon determination of the actual net revenue interest received by SECI on a lease by lease basis.

9.
Leasehold:  SECI shall be responsible for maintenance of Windsor Project leases and shall timely remit lease payments, rental and option extensions when due, and comply with the other obligations of the lease(s) and option agreements on behalf of Participant.  SECI shall not be liable for either direct or consequential damages resulting from SECI's failure to timely make lease payment, rental or extension payment absent a showing of gross negligence, willful misconduct or wanton disregard of responsibilities in the failure to make such payment.  Participant agrees to bear its applicable Participation Interest share of any rental obligation incurred by SECI on its behalf.

10.
Billings:  Except as otherwise provided above, billings attributable to Participant’s interest in leases and operated wells shall be billed and payable pursuant to the accounting provisions of the applicable JOA.

11.	AMI: There shall be no Area of Mutual Interest.

12.
Term:  The terms of this Agreement shall bind the parties as to activities within the Windsor Project for a period of fifteen (15) years from the date of this Agreement, or so long as an applicable JOA remains in effect within the boundaries of a spacing unit within the Windsor Project.

13.	Notices: All notices required hereunder shall be considered given when delivered personally, or when received by facsimile or US Mail, properly addressed as follows:

Slawson Exploration Company, Inc.
727 North Waco, Suite 400
Wichita, KS  67203
Attn: Ms. Coni Stokes
Phone: (316) 263-3201
Fax: (316) 268-0702
Email:  cstokes@slawsoncompanies.com

Northern Oil and Gas, Inc.
315 Manitoba Avenue – Suite 200
Wayzata, Minnesota 55391
Attn:  Michael L. Reger
Phone: 952-476-9800
Cell: 612-306-4647
Fax: 952-476-9801
Email: mreger@northernoil.com

14.
Nature of Agreement:  The liabilities of the parties shall be several and not joint or collective, and each party shall be responsible only for its share of the costs and liabilities incurred as provided hereunder.  It is not the purpose or intention of this Agreement to create any partnership, mining partnership, or association, and neither this Agreement nor the operations hereunder shall be construed or considered as creating any such legal relationship.

15.
Marketing:  The Operator shall be responsible for marketing 100% of the production from the wells drilled pursuant to this Agreement, and shall account to Participant for its proportionate share thereof.  Participant, however, shall have the right to take and market its production in kind, but in doing so shall also assume the obligations of disbursing revenue to royalty and any others burden to its interest.

Miscellaneous Provisions:

a.
Subject to the other provisions of this Agreement, this Agreement, and all provisions hereof, shall inure to the benefit of, and be binding upon, not only the parties hereto, but their respective heirs, successors, assigns, and affiliates.  The leasehold rights and contractual rights acquired herein by Participant shall not be transferred, sold or assigned without the express written consent of SECI, which consent shall not be unreasonably withheld.  If Participant, after receiving a recorded leasehold assignment, encumbers, hypothecates, mortgages, or pledges any or all interests so acquired from SECI, Participant nevertheless expressly agrees that SECI has a first and prior right of lien and offset against any revenues payable to Participant or its successors or assigns, to the extent of any delinquent and unpaid expenses then and thereafter owed to SECI, and Participant expressly agrees that such first and prior right of lien and offset will be preserved in favor of SECI in any documents executed by Participant which create an encumbrance.  .

b.	The paragraph headings of this Agreement are inserted for convenience only, and should not be considered a part of this Agreement or used in its interpretation.

c.
The parties hereto agree that all disputes between them arising out of, or in connection with, this Agreement shall be resolved by arbitration as provided herein.  This agreement to arbitrate shall be conducted pursuant to the Commercial Arbitration Rules of the American Arbitration Association.  If available, the panel used shall be selected from arbitrators having at least 10 years of oil and gas experience and employed by American Arbitration Association and the decision of the arbitrators shall be the final and binding on all parties.  All arbitration shall be undertaken pursuant to the Federal Arbitration Act, where applicable, and the decision of the arbitrators shall be enforceable in any court of competent jurisdiction.

The parties involved in the arbitration agree that, within thirty (30) days of the notice of arbitration, each party shall submit to the arbitration panel, their respective desired outcome of the arbitration, together with supporting data that was used in developing the outcome.  The arbitration panel will hold hearings during which the parties may submit additional evidence.  The arbitration panel will then be required to adopt one parties’ desired outcomes and the panel will not have discretion to alter the desired outcome selected.

This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

d.
The provisions of this Agreement are intended to be severable.  If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement.

e.
This Agreement constitutes the entire understanding of the parties in respect to the subject matter hereof, in lieu of any prior agreement, and no amendment, modification, or alteration of the terms hereof shall be binding unless the same be in writing and signed by the party(ies) for whom/which it is sought to be enforced.

f.
Participant, upon notice in writing to SECI, shall have the right to audit SECI’s accounts and records relating to the joint account for an calendar year within twenty-four (24) month period following the end of such calendar year; provided, however, the making of an audit shall not extend the time for the taking of written exception to and the adjustments of accounts.  Where there are two or more participants, Participant shall make every reasonable effort to conduct a joint audit in a manner which will result in a minimum of inconvenience to SECI. SECI shall bear no portion of the Participant’s audit

g.
cost incurred under this paragraph unless agreed to by the SECI. The audits shall not be conducted more than once each year without prior approval of SECI and shall be made at the expense of those participants approving such audit.  SECI shall reply in writing to an audit report within 180 days after receipt of such report.

h.
SECI and Participant agree to keep the information obtained under this Agreement confidential, but both parties shall have the right to use the information derived hereunder in the normal course of their business.

(signature page follows)

Executed effective as of the day and year first above written.

NORTHERN OIL AND GAS, INC.

Date of execution: May 22, 2009                                                                       By:  /s/ Michael L. Reger
                                               Michael L. Reger
                                               Chief Executive Officer

SLAWSON EXPLORATION COMPANY, INC.

Date of execution: May 21, 2009                                                                        By:   /s/ Coni J. Stokes
                                                 Coni J. Stokes
                                                 Vice-President

EXHIBITS

Exhibit                                           Description

A-1                                Project Area/Lease Schedule

A-2                                Project Area/Lease Schedule

B                                    Joint Operating Agreement